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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 K2 Design, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   482731 10 6
                                 (CUSIP Number)

                                 Robert W. Burke
                               14 Vom Eigen Drive
                              Morristown, NJ 07960
                               Tel: (973) 644-0065
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 1999
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
              Rule 13d-1(b)(3) or (4), check the following box |_|

           Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 482731 10 6                                          Page 2 of 5 Pages

1     NAME OF REPORTING PERSONS
      Robert Burke

2     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CHECK THE
      APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

                             7     SOLE VOTING POWER
          NUMBER OF                0
          SHARES
        BENEFICIALLY         8     SHARED VOTING POWER
          OWNED BY                 148,316
           EACH
          REPORTING          9     SOLE DISPOSITIVE POWER
         PERSON WITH               148,316

                            10     SHARED DISPOSITIVE POWER
                                   0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      148,316

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.2%

14    TYPE OF REPORTING PERSON*
      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 5 Pages

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Item 1. Security and Issuer

(a) Security: Common stock, par value $0.01 per share

(b) Issuer:   K2 Design, Inc.
              30 Broad Street, 16th Floor
              New York, NY  10004

Item 2. Identity and Background

      (a)     Robert Burke

      (b)     14 Vom Eigen Drive
              Convent Station, New Jersey 07960

      (c)     Attorney.

      (d)     No

      (e)     No

      (f)     United States of America

Item 3. Source and Amount of Funds or Other Consideration

      As previously reported, the four founders of the Issuer on December 16, 1997 granted to Mr. Burke a ten-year option to purchase 68,750 shares of the common stock of each such persons for an exercise price of $1.75 per share. Mr. Burke has exercised three of the four options pursuant to a cashless feature. Mr. Burke anticipates exercising the fourth option pursuant to a cashless feature or with his own personal funds.

      The shares of Common Stock which are the subject of such options, are also subject to a proxy which vests voting control of such shares with Matthew de Ganon, the Chairman of the Board of the Issuer.

Item 4. Purpose of Transaction

      The reporting person acquired the securities referred to herein for investment purposes.

      (a)   Not applicable

      (b)   Not applicable

      (c)   Not applicable

      (d)   Not applicable


                               Page 3 of 5 Pages

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      (e)   Not applicable

      (f)   Not applicable

      (g)   Not applicable

      (h)   Not applicable

      (i)   Not applicable

      (j)   Not applicable

Item 5. Interest in Securities of the Issuer

      (a)   Aggregate number: 148,316
            Percentage:       Approximately 4.2%

      (b)   (i) Sole power to vote or direct the vote:                 0
            (ii) Shared power to vote or to direct the vote:           148,316
            (iii) Sole power to dispose or to direct the disposition:  148,316
            (iv) Shared power to dispose or to direct the disposition: 0

      (c) During February 1999, Mr. Burke sold 11,000 shares of Common Stock in brokers transactions.

      On June 12, 1999, Mr. Burke exercised the option granted to him by Matthew de Ganon, pursuant to a cashless feature. As a result, Mr. Burke surrendered 44,768 shares under such option as payment of the exercise price for 23,982 shares.

      On September 26, 1999, Mr. Burke exercised the options granted to him by David Centner and Bradley Szollose pursuant to a cashless feature. As a result, Mr. Burke surrendered 81,916 shares under such options as payment of the exercise price for 55,584 shares.

      The option granted by Mr. Cleek remains in full force and effect.

      (d)   Not applicable

      (e) On September 26, 1999, Mr. Burke ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      With respect to shares underlying an option granted to the reporting person by Douglas E. Cleek to purchase 68,750 shares of the common stock of the Issuer held by him, and the 79,566 shares acquired pursuant to the exercise of other options as disclosed herein, the reporting person has granted Matthew G. de Ganon a proxy to vote such shares.

Item 7. Material to Be Filed as Exhibits

Not Applicable


                               Page 4 of 5 Pages
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Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            September 29, 1999                  /s/ Robert W. Burke
            ------------------                  -------------------
                   Date                              Signature

                                                    Robert W. Burke


                                Page 5 of 5 Pages